

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam, The Netherlands

> **Re:** **Core Laboratories N.V.**
> **Form 10-K for Fiscal Year Ended**
> **Filed February 22, 2008**
> **File No. 1-14273**

Dear Mr. Bergmark:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1. Please paginate your document.

2. You state on page 7 that your operations are subject to various international risks, including "current conditions in Venezuela, Nigeria, Iran and Iraq." Iran is identified by the U.S. State Department as a state sponsor of terrorism, and

subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any other disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

3. Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Business

Patents and Trademarks, page 4

4. Please describe the duration and effect of all the patents you currently own. See Item 101(c)(1)(iv) of Regulation S-K ("S-K").

Risk Factors

"We depend on the results of our international operations . . .," page 6

5. In this risk factor, you describe the risk inherent in doing business abroad. We note your statement that "51%, 53% and 56%" of your revenues from the last 3 years came from business outside the U.S. On page 4, however, you state that these same percentages do not include "significant levels" of revenue that are classified as U.S. revenues but are generated by projects on foreign oilfields in foreign countries. Pease revise this risk factor to also discuss the risks presented by these "significant" revenues generated from oilfields outside the U.S. Include quantitative disclosure, if relevant.

Credit Facilities and Available Future Liquidity, page 21

6.   We note your statement that "[You] expect [y]our investment in capital
        expenditures to be approximately $25 million in 2008." Please expand this
        discussion to disclose the general purposes of the capital expenditures.

Financial Statements

Consolidated Statements of Cash Flows

7.   We note elsewhere in your document that you sustained a casualty loss associated
        with a fire that resulted in the loss of the building at your Godley, Texas
        manufacturing plant. It appears you are reflecting your cash flows associated
        with the insurance recoveries as part of your operating cash flows. Please refer to
        paragraph 22(c) of SFAS 95 and explain why you believe your presentation is
        appropriate.

Note 15 – Segment Reporting

8.   We note in your "International Operations" discussion in the Business section of
        your document that significant levels of your U.S. reported revenues are
        generated by projects on oilfields located outside the U.S. If further appears that
        the amounts presented in your segment footnote are consistent with the revenues
        percentages discussed in your "International Operations". Please explain why
        you believe it is appropriate to disclose geographic segment information that does
        not represent the locations the revenues were actually earned. Clarify for us and
        disclose your basis for attributing revenues from external customers to individual
        countries. Please refer to paragraph 38 of SFAS 131 for guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director